Contact

www.linkedin.com/in/lindsaybarenz
(LinkedIn)

Lindsay Barenz

President at Oakland Roots SC & Oakland Soul SC
Oakland, California, United States

Experience

Oakland Roots Sports Club
President
January 2022 - Present (1 year 8 months)
Oakland, California, United States

Washington Spirit
President of Business Operations
March 2021 - August 2021 (6 months)

National Women's Soccer League
Vice President Of Business Development
February 2020 - March 2021 (1 year 2 months)

Real Salt Lake
1 year 8 months

VP Strategic Business Development, General Counsel & Alternate Governor MLS Board of Governors
January 2019 - February 2020 (1 year 2 months)
Greater Salt Lake City Area

VP Legal & Alternate Governor MLS Board of Governors
July 2018 - December 2018 (6 months)

Self-Employed
Consultant
November 2015 - June 2018 (2 years 8 months)
Greater New York City Area

Maxamoo
Founder, CEO, Editor-in-Chief
September 2012 - December 2017 (5 years 4 months)
New York, NY

Jackie Biskupski for Salt Lake City Mayor
Campaign Manager

January 2015 - November 2015 (11 months)
Greater Salt Lake City Area

Flavorpill Media
Editor In Chief
June 2014 - January 2015 (8 months)
New York City

White House Office of Management and Budget
White House Fellow
August 2011 - August 2012 (1 year 1 month)
Washington, DC

Cleary Gottlieb Steen & Hamilton LLP
Attorney
July 2007 - July 2011 (4 years 1 month)

Heller Ehrman
Attorney, Venture Law Group
March 2006 - July 2007 (1 year 5 months)

Judge Betty Binns Fletcher, Ninth Circuit Court of Appeals
Judicial Law Clerk
August 2004 - August 2005 (1 year 1 month)
Seattle

Abernathy & Associates
Union Consultant
January 2000 - August 2001 (1 year 8 months)
Washington, DC

Service Employees International Union
Union Organizer
January 1999 - December 1999 (1 year)
Ohio and Iowa

Cammermeyer for Congress
Field Director
1998 - 1998 (less than a year)
Everett, WA

Sanders for Congress
Field Director
1996 - 1996 (less than a year)
Ogden, UT

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Education

Yale Law School
J.D., Law · (2001 - 2004)

University of Utah
B.S., Political Science · (1994 - 1999)